                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of September, 2002

                               Soft Care EC Inc.
                (Translation of registrant's name into English)

                            210-889 Harbourside Drive
                               North Vancouver, BC
                                     V7P 3S1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated September 16, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

                                                  By: "Martyn Armstrong"
                                                      ------------------
                                                      President and CEO




Date: 16 September 2002


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                                                       Shares Issued: 23,243,617
                                                       Fully Diluted: 28,759,947
                                                               Symbols: SCE-TSXV
                                                                       SFCEF-OTC
                                                                        NR-02-12



                 SOFTCARE CLOSES NON-BROKERED PRIVATE PLACEMENT

NORTH VANCOUVER, BRITISH COLUMBIA, SEPTEMBER 16, 2002 - SoftCare EC Inc. (TSXV:SCE, OTC:SFCEF), www.softcare.com is pleased to announce the closing on September 9, 2002 of the first traunch of a non-brokered Private Placement announced on July 22, 2002 involving 3,250,000 units and raising gross proceeds of $325,000. All units were placed at $0.10, each unit consisting of one share and one half non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of the company for a period of one year at a price of $0.12 per share. The proceeds of the private placement will be used for general working capital.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/S/ Martyn A. Armstrong
-----------------------
Martyn A. Armstrong
President and CEO



FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.